Exhibit 99.1

Galmed and Perrigo Execute Manufacturing Agreement
for Large-Scale Aramchol API Production

TEL-AVIV, Israel, January 28, 2015 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed"), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral medication for the treatment of liver diseases and cholesterol gallstones, announced today that it has entered into a Manufacturing Services Agreement with Perrigo API Ltd., a subsidiary of Perrigo Company plc (NYSE: PRGO) (“Perrigo”), for the large-scale production of the active pharmaceutical ingredient (“API”) of Galmed’s product candidate, aramchol. The API produced pursuant to this agreement is expected to provide sufficient quantities of aramchol for Galmed's potential future Phase III clinical trials of aramchol for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH.

According to the terms of the agreement, Perrigo will provide manufacturing process optimization services for large-scale production of the aramchol API, manufacture the aramchol API pursuant to current good manufacturing processes, or cGMP, and perform additional development services regarding scale-up and manufacturing optimization for the aramchol API. The agreement also provides Perrigo with the option to manufacture commercial supplies of the aramchol API in the future.

Galmed's Chief Executive Officer, Allen Baharaff, stated, "we are delighted to partner with Perrigo, one of the world’s leading pharmaceutical manufacturers, for large-scale API production. Mr. Baharaff continued, “we selected Perrigo as our API supplier because of its experience in cost-effective large-scale cGMP production of small molecule APIs. We believe that initiating the process of large-scale API production now may facilitate the commencement of our potential future Phase III clinical trials, assuming applicable regulatory approval to conduct the same, and provide preferential pricing, which we believe may ultimately provide a more affordable treatment option for NASH patients in the future.”

About Galmed

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes, constitutes a large unmet medical need.

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Perrigo Company plc (NYSE: PRGO), head quartered in Ireland, has grown to become a leading global healthcare supplier. Perrigo develops, manufactures and distributes over-the-counter (“OTC”) and generic prescription pharmaceuticals, nutritional products and APIs, and receives royalties from the Multiple Sclerosis drug, Tysabri®. Perrigo is the world's largest manufacturer of OTC healthcare products for the store brand market and an industry leader in pharmaceutical technologies. Perrigo's mission is to offer uncompromised "Quality Affordable Healthcare Products®" and it does so across a wide variety of product categories, primarily in the United States, United Kingdom, Mexico, Israel and Australia, as well as more than 40 other key markets worldwide, including Canada, China and Latin America.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading "Risk Factors" included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the U.S. Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

SOURCE Galmed Pharmaceuticals Ltd.

For further information:

Josh Blacher, Galmed Pharmaceuticals Ltd.,

josh@galmedgroup.com

+972-3-693-8448